UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-36363

TCTM KIDS IT EDUCATION INC.

19/F, Building A, Vanke Times Center

No.186 Beiyuan Road, Chaoyang District

Beijing, 100102, People’s Republic of China

Tel: +86 10 6213-5687

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Grant of Shares

On April 24, 2025, the board of directors (the “Board”) of TCTM Kids IT Education Inc. (the “Company”) approved to engage certain advisors to provide advisory services for the Company (the “Advisors”) and, upon the approval and recommendation of the compensation committee of the Board, approved to grant an aggregate of 10,000,000 Class A ordinary shares (the “Grant”) to the Advisors as compensation for their advisory services. The Grant is not subject to the shareholders’ approval.

A form of the advisory agreements entered into between the Company and the Advisors is furnished as Exhibit 99.1 to this report on Form 6-K.

Incorporation by Reference

This report on Form 6- K is hereby incorporated by reference into each of (i) the registration statement on Form F-3 (No. 333-284305), and (ii) the registration statements on Form S-8 (No. 333-279404, No. 333-270547, No. 333-228771, No. 333-204494 and No. 333-197226), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT

Exhibit No.	Description
99.1	Form of Advisory Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TCTM Kids IT Education Inc.

By:	/s/ Heng Wang
Name:	Heng Wang
Title:	Chief Executive Officer

Date: April 25, 2025